# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenaya Therapeutics, Inc., CIK 0001858848
CUSIP: 87990A106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 500, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001193125-24-036263
Filed by CIK 0001668159
Persons authorized to receive notices and communications: James Evangelista, 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group III, LP (CIK 0001668159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,414,720; sole dispositive power 0; shared dispositive power 4,414,720; aggregate amount beneficially owned 4,414,720 (2.9% of the class)
  Comment: All such shares are held of record by TCG III LP (as defined in Item 2(a) of the Original Schedule 13D as defined below). TCG III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  Based on 154,220,516 shares of Common Stock outstanding as of March 5, 2025, after the conclusion of the March 2025 Follow-on Offering (as defined in Item 3 below), as reported by the Issuer in its Prospectus Supplement filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424(b)(5) on March 4, 2025 (the Prospectus Supplement).
- The Column Group III-A, LP (CIK 0001668085): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,985,570; sole dispositive power 0; shared dispositive power 4,985,570; aggregate amount beneficially owned 4,985,570 (3.2% of the class)
  Comment: All such shares are held of record by TCG III-A LP (as defined in Item 2(a) of the Original Schedule 13D). TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 154,220,516 shares of Common Stock outstanding as of March 5, 2025, as reported by the Issuer in the Prospectus Supplement.
- The Column Group III GP, LP (CIK 0001790965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,400,290; sole dispositive power 0; shared dispositive power 9,400,290; aggregate amount beneficially owned 9,400,290 (6.1% of the class)
  Comment: Consists of (i) 4,414,720 shares held of record by TCG III LP and (ii) 4,985,570 shares held of record by TCG III-A LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 154,220,516 shares of Common Stock outstanding as of March 5, 2025, as reported by the Issuer in the Prospectus Supplement.
- The Column Group Opportunity III, LP (CIK 0001931825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (32% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) of the Original Schedule 13D). TCG Opportunity III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations (as defined in Item 6).
  
  Based on 154,220,516 shares of Common Stock outstanding as of March 5, 2025, as reported by the Issuer in the Prospectus Supplement.
- The Column Group Opportunity III GP, LP (CIK 0001932874): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (32% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 154,220,516 shares of Common Stock outstanding as of March 5, 2025, as reported by the Issuer in the Prospectus Supplement.
- TCG Opportunity III GP, LLC (CIK 0001932445): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (32% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer's board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 154,220,516 shares of Common Stock outstanding as of March 5, 2025, as reported by the Issuer in the Prospectus Supplement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tenaya Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 500, South San Francisco, California (CA), 94080
Comment: This joint statement on Schedule 13D/A (this Statement) is filed with respect to the Common Stock, par value $0.0001 per share (Common Stock), of Tenaya Therapeutics, Inc., a Delaware corporation (the Issuer). This Amendment No. 3 (this Amendment) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on December 1, 2022 (the Initial Schedule 13D), as amended by Amendment No. 1 filed with the Commission on February 21, 2023 and by Amendment No. 2 filed with the Commission on February 14, 2024 (the Initial Schedule 13D, together with all amendments thereto, the Original Schedule 13D). The securities originally reported on the Initial Schedule 13D were previously reported on a Schedule 13G filed with the Commission on February 11, 2022 (the Schedule 13G). The Schedule 13G was filed pursuant to Rule 13d-1(d) of the Securities Exchange Act. This Amendment is being filed to report the purchases by the Reporting Persons of certain securities of the Issuer as set forth in Item 3 of this Statement. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

On March 5, 2025, the Issuer completed a public offering of 75,000,000 units (the Units), with each Unit consisting of (I) one share of the Issuer's Common stock, par value $0.0001 per share (the Common Stock, and such shares, the Shares), (II) one Series A warrant to purchase one share of Common Stock at an exercise price of $0.80 per share which will expire five years from the date of issuance (each a Series A Warrant) and (III) one half of one Series B warrant to purchase one share of Common Stock at an exercise price of $0.70 per share that will expire on June 30, 2026 (each a Series B Warrant and together with the Series A Warrants, the Warrants, and such offering, the March 2025 Follow-On Offering). All of the Units in the March 2025 Offering were sold by the Issuer. The Shares and the Warrants comprising the Units were immediately separable upon issuance and were issued separately.

In the March 2025 Follow-On Offering, TCG Opportunity III LP purchased 35,714,284 Units, comprised of (I) 35,714,284 shares of Common Stock, (II) 35,714,284 Series A Warrants and (III) 17,857,142 Series B Warrants, for a purchase price of $0.70 per Unit or $24,999,998.80 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has affected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of each of TCG III LP, TCG III-A LP and TCG Opportunity III LP, the general partner and limited partners of TCG III LP, TCG III-A LP and TCG Opportunity III LP, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:
In connection with the March 2025 Follow-On Offering, TCG Opportunity III LP purchased 35,714,284 Series A Warrants and 17,857,142 Series B Warrants. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. The Warrants are exercisable from and after the date of issuance until (i) in the case of the Series A Warrants, five years from the date of issuance and (ii) in the case of the Series B Warrants, June 30, 2026. The Warrants are exercisable, in the holder's discretion, by (A) payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise or (iB) in the event that there is no effective registration statement registering the shares of Common Stock underlying the Warrants at the time of such exercise, a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the applicable Warrant. Pursuant to the terms of the Warrants, the Issuer may not effect the exercise of any Warrant, and a holder will not be entitled to exercise any portion of any Warrant that, upon giving effect to such exercise, would cause (a) the aggregate number of shares of Common Stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% or, at the election of the holder prior to the issuance of the Warrant, 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the exercise or (b) the combined voting power of the Issuer's securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% or, at the election of the holder prior to the issuance of the Warrant, 9.99% of the combined voting power of all of the Issuer's securities immediately outstanding after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, which percentage may be changed at the holder's election to a higher or lower percentage not in excess of 19.99% (or, at the election of the holder prior to the issuance of such warrant, 9.99%) upon at least 61 days' notice to the Issuer (the Beneficial Ownership Limitations).

In the event of certain fundamental transactions, a holder of Warrants will be entitled to receive, upon exercise of the Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Warrants immediately prior to the fundamental transaction without regard to any limitations on exercise contained in the Warrants.

The foregoing descriptions of the Warrants do not purport to be complete and are each qualified in their entirety by reference to the Form of Series A Warrant and the Form of Series B Warrant, respectively, which are filed as Exhibit 6 and Exhibit 7 to this Amendment and are incorporated herein by reference.

In connection with the March 2025 Follow-On Offering, each of David Goeddel, TCG III LP, TCG III-A LP and TCG Opportunity III LP entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey certain of the Issuer's securities held by TCG III LP, TCG III-A LP or TCG Opportunity III LP for 60 days following the date of the final prospectus for the March 2025 Follow-On Offering. The terms and provisions of such lock-up agreement are described more fully in the prospectus supplement for the March 2025 Follow-On Offering, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 8 to this Statement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 6: Form of Series A Warrant (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on March 4, 2025 (SEC File No. 001-40656) and incorporated herein by reference).

Exhibit 7: Form of Series B Warrant (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K as filed with the Commission on March 4, 2025 (SEC File No. 001-40656) and incorporated herein by reference).

Exhibit 8: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on March 4, 2025 (SEC File No. 001-40656) and incorporated herein by reference).

## Signatures
- The Column Group III, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (03/07/2025)
- The Column Group III-A, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (03/07/2025)
- The Column Group III GP, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (03/07/2025)
- The Column Group Opportunity III, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (03/07/2025)
- The Column Group Opportunity III GP, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (03/07/2025)
- TCG Opportunity III GP, LLC: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (03/07/2025)